Agora, Inc. Reports Fourth Quarter and Fiscal Year 2022 Financial Results

SANTA CLARA, Calif., February 27, 2023 (Globe Newswire) – Agora, Inc. (NASDAQ: API) (“Agora”), a pioneer and leading platform for real-time engagement APIs, today announced its unaudited financial results for the fourth quarter and the fiscal year ended December 31, 2022.

“We made significant adjustments to our organization and strategy to overcome the many challenges in 2022, including regulatory changes in certain market and a turbulent macroeconomic environment,” said Tony Zhao, founder, chairman and CEO of Agora. “In recent months, we further streamlined our operations and simplified our organizational structure to help our teams become more customer-centric and more focused on local market dynamics. Looking ahead, I remain cautious about the macroeconomic environment but optimistic about the market for real-time engagement technology. In 2023, we will be laser-focused on creating customer value, enhancing the competitiveness of our core products, and expanding our market share globally.”

Fourth Quarter 2022 Highlights

•
Total revenues for the quarter were $40.1 million, a decrease of 0.7% from $40.4 million in the fourth quarter of 2021.
•
Active Customers as of December 31, 2022 were 3,066, excluding those for Easemob, an increase of 14.8% from 2,670 as of December 31, 2021.
•
Constant Currency Dollar-Based Net Expansion Rate (DBNER), excluding Easemob, was 81% for the trailing 12-month period ended December 31, 2022. Specifically, DNBER was approximately 118% for the US and International business, and approximately 100% for the China business (excluding business impacted by regulatory changes in the K12 academic tutoring sector).
•
Net loss for the quarter was $35.1 million, compared to net loss of $21.2 million in the fourth quarter of 2021. After excluding share-based compensation expenses, acquisition related expenses, financing related expenses, amortization expenses of acquired intangible assets, income tax related to acquired intangible assets and impairment of goodwill, non-GAAP net loss for the quarter was $15.7 million, compared to non-GAAP net loss of $11.9 million in the fourth quarter of 2021. Adjusted EBITDA for the quarter was negative $8.5 million, compared to negative $13.1 million in the fourth quarter of 2021.
•
Total cash, cash equivalents and short-term investments as of December 31, 2022 was $427.7 million.
•
Net cash generated from operating activities for the quarter was $3.4 million, compared to $5.1 million in the fourth quarter of 2021. Free cash flow for the quarter was $1.9 million, compared to $2.9 million in the fourth quarter of 2021.

Fiscal Year 2022 Highlights

•
Total revenues in 2022 were $160.7 million, a decrease of 4.4% from $168.0 million in 2021.
•
Net loss in 2022 was $120.4 million, compared to net loss of $72.4 million in 2021. After excluding share-based compensation expenses, acquisition related expenses, financing related expenses, amortization expenses of acquired intangible assets, income tax related to acquired intangible assets and impairment of goodwill, non-GAAP net loss in 2022 was $71.1 million, compared to non-GAAP net loss of $33.5 million in 2021. Adjusted EBITDA in 2022 was negative $56.6 million, compared to negative $33.3 million in 2021.
•
Net cash used in operating activities in 2022 was $44.4 million, compared to $20.0 million in 2021. Free cash flow in 2022 was negative $48.5 million, compared to negative $32.2 million in 2021.

Fourth Quarter 2022 Financial Results

Revenues

Total revenues were $40.1 million in the fourth quarter of 2022, a decrease of 0.7% from $40.4 million in the same period last year, primarily due to significant decrease in usage from the K12 academic tutoring sector in certain market following regulatory changes and a decrease in revenues from Easemob’s customer engagement cloud business, which were offset in part by our business expansion and usage growth in other sectors and regions.

Cost of Revenues

Cost of revenues was $15.7 million in the fourth quarter of 2022, an increase of 5.1% from $15.0 million in the same period last year, primarily due to the increase in bandwidth usage and co-location costs.

Gross Profit and Gross Margin

Gross profit was $24.4 million in the fourth quarter of 2022, a decrease of 4.1% from $25.4 million in the same period last year. Gross margin was 60.8% in the fourth quarter of 2022, a decrease of 2.2% from 63.0% in the same period last year, mainly due to an increase in revenue from our broadcast streaming product which had lower gross margin.

Operating Expenses

Operating expenses were $42.7 million in the fourth quarter of 2022, a decrease of 17.8% from $51.9 million in the same period last year.

•
Research and development expenses were $21.3 million in the fourth quarter of 2022, a decrease of 26.1% from $28.8 million in the same period last year, primarily due to decreased personnel costs as we optimized and reduced our global workforce, including a decrease in share-based compensation from $4.7 million in the fourth quarter of 2021 to $3.7 million in the fourth quarter of 2022.
•
Sales and marketing expenses were $12.2 million in the fourth quarter of 2022, a decrease of 11.7% from $13.8 million in the same period last year, primarily due to decreased personnel costs as we reduced our global workforce.
•
General and administrative expenses were $9.2 million in the fourth quarter of 2022, a decrease of 1.1% from $9.3 million in the same period last year, primarily due to decreased personnel costs, including a decrease in share-based compensation from $2.0 million in the fourth quarter of 2021 to $1.8 million in the fourth quarter of 2022.

Other Operating Income

Other operating income was $0.1 million in the fourth quarter of 2022, compared to $1.7 million in the same period last year, primarily due to decrease in government subsidies.

Loss from Operations

Loss from operations was $18.2 million in the fourth quarter of 2022, compared to $24.8 million in the same period last year.

Interest Income

Interest income was $3.2 million in the fourth quarter of 2022, compared to $2.1 million in the same period last year, primarily due to the increase in interest rate.

Impairment of Goodwill

Impairment of goodwill was $11.9 million in the fourth quarter of 2022, primarily due to the impairment related to Easemob as the financial performance of customer engagement cloud business fell below our original expectations, whereas there were no material transactions in the same period last year.

Investment Loss

Investment loss was $7.8 million in the fourth quarter of 2022, compared to $0.7 million in the same period last year, primarily due to the impairment of equity investments in the fourth quarter of 2022.

Net Loss

Net loss was $35.1 million in the fourth quarter of 2022, compared to $21.2 million in the same period last year.

Net Loss per American Depositary Share attributable to ordinary shareholders

Net loss per American Depositary Share (“ADS”) attributable to ordinary shareholders was $0.32 in the fourth quarter of 2022, compared to $0.19 in the same period last year.

Fiscal Year 2022 Financial Results

Revenues

Total revenues in 2022 were $160.7 million, a decrease of 4.4% from $168.0 million in 2021, primarily due to significant decrease in usage from the K12 academic tutoring sector in certain market following regulatory changes, which were offset in part by our business expansion and usage growth in other sectors and regions.

Cost of Revenues

Cost of revenues in 2022 was $61.2 million, a decrease of 4.3% from $64.0 million in 2021, primarily due to the decrease in bandwidth usage and co-location costs.

Gross Profit and Gross Margin

Gross profit in 2022 was $99.4 million, a decrease of 4.4% from $104.0 million in 2021. Gross margin in 2022 was 61.9%, flat compared to 2021.

Operating Expenses

Operating expenses in 2022 were $206.9 million, an increase of 10.5% from $187.3 million in 2021.

•
Research and development expenses in 2022 were $114.5 million, an increase of 3.5% from $110.7 million in 2021, primarily due to team expansion and increased personnel costs in the first half of 2022, which were offset in part by the optimization and reduction of our global workforce in the fourth quarter of 2022.
•
Sales and marketing expenses in 2022 were $53.8 million, an increase of 16.2% from $46.3 million in 2021, primarily due to team expansion and increased personnel costs in the first half of 2022, which were offset in part by a reduction of our global workforce in the fourth quarter of 2022, as well as higher advertising expenses compared to the prior year.
•
General and administrative expenses in 2022 were $38.7 million, an increase of 27.5% from $30.3 million in 2021, primarily due to team expansion and increased personnel costs, including an increase in share-based compensation from $6.0 million in 2021 to $7.3 million in 2022, as well as higher professional services expenses compared to the prior year.

Other Operating Income

Other operating income in 2022 was $3.7 million, compared to $2.6 million in 2021, primarily due to government subsidies.

Loss from Operations

Loss from operations in 2022 was $103.8 million, compared to $80.7 million in 2021.

Exchange (Loss) Gain

Exchange loss in 2022 was $5.0 million, compared to exchange gain of $0.6 million in 2021, mainly due to the appreciation of the U.S. dollar against the Renminbi and an increase in the average balance of Renminbi-dominated cash and short-term investments held by the subsidiaries in Hong Kong (whose functional currency is the U.S. dollar).

Interest Income

Interest income in 2022 was $9.6 million, compared to $8.4 million in 2021, primarily due to the increase in interest rate.

Impairment of Goodwill

Impairment of goodwill in 2022 was $11.9 million, primarily due to the impairment related to Easemob as the financial performance of customer engagement cloud business fell below our original expectations, whereas there were no material transactions in 2021.

Investment Loss

Investment loss was $8.8 million in 2022, compared to $1.7 million in 2021, primarily due to the impairment of equity investments in the fourth quarter of 2022.

Net Loss

Net loss in 2022 was $120.4 million, compared to net loss of $72.4 million in 2021.

Net Loss per ADS attributable to ordinary shareholders

Net loss per ADS attributable to ordinary shareholders in 2022 was $1.08, compared to $0.66 in 2021.

Sale of Customer Engagement Cloud Business

On December 15, 2022, Agora entered into a definitive agreement to sell the customer engagement cloud business of Easemob to TI Cloud Inc., a leading Customer Contact SaaS provider in China, for approximately US$14.6 million (subject to certain closing adjustments) in an all-cash transaction. The transaction was closed on February 1, 2023.

The revenues attributable to this divested business were approximately $5.3 million for the year ended December 31, 2022.

Share Repurchase Program

During the three months ended December 31, 2022, Agora purchased approximately 22.6 million of its class A ordinary shares (equivalent to approximately 5.7 million ADSs) for approximately US$18.6 million under its share repurchase program, representing 9% of its US$200 million share repurchase program.

During the twelve months ended December 31, 2022, Agora repurchased approximately 35.8 million of its class A ordinary shares (equivalent to approximately 9.0 million ADSs) for approximately US$41.8 million under its share repurchase program, representing 21% of its US$200 million share repurchase program.

As of December 31, 2022, Agora had approximately 428.6 million ordinary shares (equivalent to approximately 107.2 million ADSs) issued and outstanding, compared to approximately 450.0 million ordinary shares (equivalent to approximately 112.5 million ADSs) as of December 31, 2021.

The board of directors has authorized an extension of the existing share repurchase program through February 28, 2024, with all other terms remaining unchanged.

We were also informed by our founder, chairman and CEO, Tony Zhao, that as of December 31, 2022, he had used his personal funds to purchase a total of approximately 1.6 million of our ADSs in the open market under his US$30 million management share purchase plan.

Financial Outlook

Based on currently available information, Agora expects total revenues for the year ending December 31, 2023 to be between 155 million and 157 million, compared to total revenues of $160.7 million, or $155.4 million if excluding the divested Customer Engagement Cloud business, for the year ending December 31, 2022. This outlook reflects Agora’s current and preliminary views on the market and operational conditions, and the outlook ranges for the year ending December 31, 2023 reflect various assumptions that are subject to change based on uncertainties, including but not limited to the impact of COVID-19.

Earnings Call

Agora will host a conference call to discuss the financial results at 5 p.m. Pacific Time / 8:00 p.m. Eastern Time on the same day. Details for the conference call are as follows:

Event title: Agora, Inc. 4Q 2022 Financial Results

The call will be available at https://edge.media-server.com/mmc/p/jjo8zgti

Investors who want to hear the call should log on at least 15 minutes prior to the broadcast. Participants may register for the call with the link below:

https://register.vevent.com/register/BI9280e7533f214261b39b741f4e3d589a

Please visit Agora’s investor relations website at https://investor.agora.io/investor-relations on February 27, 2023 to view the earnings release and accompanying slides prior to the conference call.

Use of Non-GAAP Financial Measures

Agora has provided in this press release financial information that has not been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). Agora uses these non-GAAP financial measures internally in analyzing its financial results and believes that the use of these non-GAAP financial measures is useful to investors as an additional tool to evaluate ongoing operating results and trends and in comparing Agora’s financial results with other companies in its industry, many of which present similar non-GAAP financial measures. Besides free cash flow (as defined below), each of these non-GAAP financial measures represents the corresponding GAAP financial measure before share-based compensation expenses, acquisition related expenses, financing related expenses, amortization expenses of acquired intangible assets, income tax related to acquired intangible assets and impairment of goodwill. Agora believes that such non-GAAP financial measures help identify underlying trends in its business that could otherwise be distorted by the effects of such share-based compensation expenses, acquisition related expenses, financing related expenses, amortization expenses of acquired intangible assets, income tax related to acquired intangible assets and impairment of goodwill that it includes in its cost of revenues, total operating expenses and net income (loss). Agora believes that all such non-GAAP financial measures also provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures and should be read only in conjunction with Agora’s consolidated financial statements prepared in accordance with GAAP. A reconciliation of Agora’s historical non-GAAP financial measures to the most directly comparable GAAP measures has been provided in the tables captioned “Reconciliation of GAAP to Non-GAAP Measures” included at the end of this press release, and investors are encouraged to review the reconciliation.

Definitions of Agora’s non-GAAP financial measures included in this press release are presented below.

Non-GAAP Net Income (Loss)

Agora defines non-GAAP net income (loss) as net income (loss) adjusted to exclude share-based compensation expenses, acquisition related expenses, financing related expenses, amortization expenses of acquired intangible assets, income tax related to acquired intangible assets and impairment of goodwill.

Adjusted EBITDA

Agora defines Adjusted EBITDA as net income (loss) before exchange gain (loss), interest income, investment income (loss), other income, equity in income of affiliates, income taxes, depreciation of property and equipment, and adjusted to exclude the effects of share-based compensation expenses, acquisition related expenses, financing related expenses, amortization expenses of acquired intangible assets and impairment of goodwill.

Free Cash Flow

Agora defines free cash flow as net cash provided by operating activities less purchases of property and equipment. Agora considers free cash flow to be a liquidity measure that provides useful information to management and investors regarding net cash provided by operating activities and cash used for investments in property and equipment required to maintain and grow the business.

Operating Metrics

Agora also uses other operating metrics included in this press release and defined below to assess the performance of its business.

Active Customers

Agora defines an active customer at the end of any particular period as an organization or individual developer from which Agora generated more than $100 of revenue during the preceding 12 months. Agora counts customers based on unique customer account identifiers. Generally, one software application uses the same customer account identifier throughout its life cycle while one account may be used for multiple applications.

Constant Currency Dollar-Based Net Expansion Rate

Agora calculates Dollar-Based Net Expansion Rate for a trailing 12-month period by first identifying all customers in the prior 12-month period, and then calculating the quotient from dividing the revenue generated from such customers in the trailing 12-month period by the revenue generated from the same group of customers in the prior 12-month period. Constant Currency Dollar-Based Net Expansion Rate is calculated the same way as Dollar-Based Net Expansion Rate but using fixed exchange rates based on the daily average exchange rates prevailing during the prior 12-month period to remove the impact of foreign currency translations. Agora believes Constant Currency Dollar-Based Net Expansion Rate facilitates operating performance comparisons on a period-to-period basis as Agora does not consider the impact of foreign currency fluctuations to be indicative of its core operating performance.

Safe Harbor Statements

This press release contains ‘‘forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding Agora’s financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. Among other things, the Financial Outlook in this announcement contain forward-looking statements. These forward-looking statements are based on Agora’s current expectations and involve risks and uncertainties. Agora’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to the growth of the RTE-PaaS market; Agora’s ability to manage its growth and expand its operations; the continued impact of COVID-19 on global markets and Agora’s business, operations and customers; Agora’s ability to attract new developers and convert them into customers; Agora’s ability to retain existing customers and expand their usage of Agora’s platform and products; Agora’s ability to drive popularity of existing use cases and enable new use cases, including through quality enhancements and introduction of new products, features and functionalities; Agora’s fluctuating operating results; competition; the effect of broader technological and market trends on Agora’s business and prospects; general economic conditions and their impact on customer and end-user demand; and other risks and uncertainties included elsewhere in our filings with the Securities and Exchange Commission, including, without limitation, the final prospectus related to the IPO filed with the SEC on June 26, 2020. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and Agora undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

About Agora

Agora’s mission is to make real-time engagement ubiquitous, allowing everyone to interact with anyone, in any app, anytime and anywhere. Agora’s cloud platform provides developers simple, flexible and powerful application programming interfaces, or APIs, to embed real-time video, voice and chat experiences into their applications. Agora maintains dual headquarters in Shanghai, China and Santa Clara, California.

For more information, please visit: www.agora.io.

Investor Contact:

Fionna Chen

investor@agora.io

Media Contact:

Timothy Gray

press@agora.io

Agora, Inc.

Condensed Consolidated Balance Sheets

(Unaudited, in US$ thousands)

	As of	As of
	December 31,	December 31,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	45,673	285,668
Short-term investments	382,039	469,636
Accounts receivable, net	32,803	32,619
Prepayments and other current assets	7,326	8,801
Contract assets	634	962
Held-for-sale assets	17,004	-
Total current assets	485,479	797,686
Property and equipment, net	12,946	19,194
Operating lease right-of-use assets	2,344	7,436
Intangible assets	2,727	6,697
Goodwill	31,928	56,142
Long-term investments	94,159	53,925
Prepayment for land use right	168,244	-
Other non-current assets	2,888	3,919
Total assets	800,715	944,999

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	10,103	5,309
Advances from customers	8,352	9,068
Taxes payable	1,867	2,435
Current operating lease liabilities	1,932	3,957
Accrued expenses and other current liabilities	47,008	53,034
Held-for-sale liabilities	2,388	-
Total current liabilities	71,650	73,803
Long-term payable	55	495
Long-term operating lease liabilities	340	3,452
Deferred tax liabilities	407	988
Total liabilities	72,452	78,738

Shareholders’ equity:
Class A ordinary shares	39	37
Class B ordinary shares	8	8
Additional paid-in-capital	1,134,704	1,099,369
Treasury shares at cost	(41,815)	-
Accumulated other comprehensive loss	(7,994)	3,149
Accumulated deficit	(356,679)	(236,302)
Total shareholders’ equity	728,263	866,261
Total liabilities and shareholders’ equity	800,715	944,999

Agora, Inc.

Condensed Consolidated Statements of Comprehensive Loss

(Unaudited, in US$ thousands, except share and per ADS amounts)

	Three Month Ended		Year Ended
	December 31,		December 31,
	2022	2021	2022	2021
Real-time engagement service revenues	37,766	37,709	152,886	159,943
Other revenues	2,352	2,677	7,784	8,039
Total revenues	40,118	40,386	160,670	167,982
Cost of revenues	15,727	14,959	61,247	63,975
Gross profit	24,391	25,427	99,423	104,007
Operating expenses:
Research and development	21,255	28,779	114,502	110,666
Sales and marketing	12,189	13,798	53,769	46,276
General and administrative	9,232	9,338	38,671	30,326
Total operating expenses	42,676	51,915	206,942	187,268
Other operating income	104	1,728	3,697	2,568
Loss from operations	(18,181)	(24,760)	(103,822)	(80,693)
Exchange gain (loss)	(52)	765	(5,021)	557
Interest income	3,168	2,073	9,636	8,353
Investment loss	(7,754)	(692)	(8,813)	(1,659)
Other income	-	1,597	-	1,597
Impairment of goodwill	(11,941)	-	(11,941)	-
Loss before income taxes	(34,760)	(21,017)	(119,961)	(71,845)
Income taxes	(279)	(487)	(663)	(840)
Equity in income (loss) of affiliates	(20)	329	244	329
Net loss	(35,059)	(21,175)	(120,380)	(72,356)
Net loss attributable to ordinary shareholders	(35,059)	(21,175)	(120,380)	(72,356)
Other comprehensive loss:
Foreign currency translation adjustments	3,670	425	(9,856)	1,307
Unrealized loss on available-for-sale debt securities	(147)	(251)	(1,286)	(99)
Total comprehensive loss attributable to ordinary shareholders	(31,536)	(21,001)	(131,522)	(71,148)

Net loss per ADS attributable to ordinary shareholders, basic and diluted	(0.32)	(0.19)	(1.08)	(0.66)

Weighted-average shares used in computing net loss per ADS attributable to ordinary shareholders, basic and diluted	439,348,717	446,443,298	446,367,671	440,864,190

Share-based compensation expenses included in:
Cost of revenues	146	423	906	879
Research and development expenses	3,713	4,684	18,055	19,737
Sales and marketing expenses	1,090	1,240	6,140	4,843
General and administrative expenses	1,770	2,005	7,262	6,022

Agora, Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited, in US$ thousands)

	Three Month Ended		Year Ended
	December 31,		December 31,
	2022	2021	2022	2021
Cash flows from operating activities:
Net loss	(35,059)	(21,175)	(120,380)	(72,356)
Adjustments to reconcile net loss to net cash generated from (used in) operating activities:
Share-based compensation expenses	6,719	8,352	32,363	31,481
Allowance for current expected credit losses	1,694	1,697	5,391	4,728
Depreciation of property and equipment	2,266	2,303	9,497	8,281
Amortization of intangible assets	590	578	2,322	1,933
Deferred tax expense	(84)	437	(336)	238
Amortization of right-of-use asset and interest on lease liabilities	940	996	4,064	3,724
Change in the fair value of investments	(531)	-	330	1,064
Interest income on available-for-sale debt securities	(101)	(101)	(401)	(295)
Equity in income (loss) of affiliates	20	(263)	(244)	(329)
Impairment of long-term investments	8,277	626	8,277	626
Impairment of goodwill	11,941	-	11,941	-
Return on investment from equity affiliates	-	329	-	329
Changes in assets and liabilities, net of effect of acquisition:
Accounts receivable	(1,488)	2,146	(8,033)	(8,413)
Contract assets	(66)	33	(564)	(240)
Prepayments and other current assets	(509)	(10)	(515)	(907)
Other non-current assets	34	171	3,146	(128)
Accounts payable	1,495	742	5,526	(734)
Advances from customers	587	999	1,371	878
Taxes payable	1,118	887	(391)	155
Operating lease liabilities	(877)	(1,023)	(4,212)	(3,995)
Deferred income	257	(288)	402	(102)
Accrued expenses and other liabilities	6,137	7,614	6,066	14,062
Net cash generated from (used in) operating activities	3,360	5,050	(44,380)	(20,000)
Cash flows from investing activities:
Purchase of short-term investments	(32,157)	(71,818)	(563,436)	(504,563)
Proceeds from sale and maturity of short-term investments	104,056	150,706	646,687	558,618
Purchase of property and equipment	(1,416)	(2,131)	(4,123)	(12,211)
Purchase of intangible assets	-	(20)	-	(263)
Purchase of long-term investments	(39,056)	(1,732)	(58,818)	(48,843)
Prepayment for long-term investments	-	-	(1,949)	-
Withdrawal of long-term investments	-	-	2,113	-
Deposit for land use right purchase	-	-	(34,159)	-
Withdrawal of deposit for land use right purchase	-	-	34,159	-
Prepayment for land use right purchase	-	-	(171,592)	-
Cash paid for acquisition, net of cash received	-	(13,936)	-	(50,566)
Return of investment from equity affiliates	56	138	56	138
Net cash generated from (used in) investing activities	31,483	61,207	(151,062)	(57,690)
Cash flows from financing activities:
Proceeds from the private placement, net of issuance costs paid	-	-	-	249,950

Proceeds from exercise of employees’ share options	126	208	1,096	2,042
Payment of financing cost	(738)	(55)	(2,111)	(55)
Repurchase of Class A ordinary shares	(18,296)	-	(41,135)	-
Net cash provided by (used in) financing activities	(18,908)	153	(42,150)	251,937
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	408	9	(918)	279
Net increase (decrease) in cash, cash equivalents and restricted cash	16,343	66,419	(238,510)	174,526
Cash balance recorded in held-for-sale assets	(1,488)	-	(1,488)	-
Cash, cash equivalents and restricted cash at beginning of period *	30,972	219,405	285,825	111,298
Cash, cash equivalents and restricted cash at end of period **	45,827	285,824	45,827	285,824
Supplemental disclosure of cash flow information:
Income taxes paid	-	-	55	966
Cash payments included in the measurement of operating lease liabilities	877	1,023	4,212	3,995
Right-of-use assets obtained in exchange for operating lease obligations	-	664	198	4,300
Non-cash financing and investing activities:
Deposits utilized for employees’ share option exercises	6	-	13	-
Payables for property and equipment	227	373	227	373
Payables for acquisition	-	-	-	4,603
Proceeds receivable from exercise of employees’ share options	90	329	90	329
Payables for financing cost	-	2,234	-	2,234
Payables for long-term investments	-	-	-	5,490
Payables for treasury shares at cost	680	-	680	-

* includes restricted cash balance	154	156	156	80
** includes restricted cash balance	154	156	154	156

Agora, Inc.

Reconciliation of GAAP to Non-GAAP Measures

(Unaudited, in US$ thousands, except share and per ADS amounts)

	Three Month Ended		Year Ended
	December 31,		December 31,
	2022	2021	2022	2021
GAAP net loss	(35,059)	(21,175)	(120,380)	(72,356)
Add:
Share-based compensation expenses	6,719	8,352	32,363	31,481
Acquisition related expenses	179	425	928	5,780
Financing related expenses	-	-	2,166	-
Amortization expenses of acquired intangible assets	556	556	2,224	1,861
Income tax related to acquired intangible assets	(84)	(84)	(336)	(283)
Impairment of goodwill	11,941	-	11,941	-
Non-GAAP net loss	(15,748)	(11,926)	(71,094)	(33,517)

Net loss	(35,059)	(21,175)	(120,380)	(72,356)
Excluding:
Exchange gain (loss)	(52)	765	(5,021)	557
Interest income	3,168	2,073	9,636	8,353
Investment loss	(7,754)	(692)	(8,813)	(1,659)
Other income	-	1,597	-	1,597
Equity in income (loss) of affiliates	(20)	329	244	329
Income taxes	(279)	(487)	(663)	(840)
Depreciation of property and equipment	2,266	2,303	9,497	8,281
Share-based compensation expenses	6,719	8,352	32,363	31,481
Acquisition related expenses	179	425	928	5,780
Financing related expenses	-	-	2,166	-
Amortization expenses of acquired intangible assets	556	556	2,224	1,861
Impairment of goodwill	11,941	-	11,941	-
Adjusted EBITDA	(8,461)	(13,124)	(56,644)	(33,290)

Net cash generated from (used in) operating activities	3,360	5,050	(44,380)	(20,000)
Purchase of property and equipment	(1,416)	(2,131)	(4,123)	(12,211)
Free Cash Flow	1,944	2,919	(48,503)	(32,211)
Net cash generated from (used in) investing activities	31,483	61,207	(151,062)	(57,690)
Net cash provided by (used in) financing activities	(18,908)	153	(42,150)	251,937